SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 5 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                      T/SF COMMUNICATIONS CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.10 per share
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                      (Title of Class of Securities)

                                 872857107
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              August 12, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following
box.   [   ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 872857107           13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
                                                        (b) [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF        7   SOLE VOTING POWER          487,506
SHARES
BENEFICIALLY     8   SHARED VOTING POWER        0
OWNED BY
EACH             9   SOLE DISPOSITIVE POWER     487,506
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       487,506

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.77%

14   TYPE OF REPORTING PERSON*

       CO, IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT


                AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, and Mr. Jeffrey Tannenbaum, the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of T/SF Communications Corporation, as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1995, amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 7, 1996, amended by Amendment No. 2 to
Schedule 13D filed with the Commission on March 24, 1997, amended by Amendment No. 3 to Schedule 13D filed with the Commission on June 5, 1997 (as amended, the "Amended Schedule 13D"), and further amended by amendment No. 4 to Schedule 13D filed with the Commission on July 8, 1997. The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Fir Tree Partners and Mr. Tannenbaum acquired shares of
Common Stock for portfolio investment purposes. On July 1, 1997, the Issuer, Jeffrey Tannenbaum, Fir Tree Partners and an affiliate of Fir Tree Partners entered into that certain Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer indicated its intent to make a cash tender offer for up to 2,050,000 shares of Common Stock from its stockholders at an expected price of $37.00 net per share for a total cost of approximately $75,850,000 (the "Proposed Tender Offer"). As part of the financing of such tender offer, entities for which Mr. Tannenbaum, Fir Tree Partners or an affiliate of Fir Tree Partners acts as general partner or investment advisor agreed to acquire $5,500,000 of 9% Convertible Preferred Stock of the Issuer pursuant to the terms of the Purchase Agreement. Pursuant to a letter agreement, dated August 11, 1997 (the "Termination Agreement"), the Purchase Agreement was terminated by the parties thereto. On August 12, 1997, Fir Tree Partners, on behalf of certain of its affiliates (collectively, "Fir Tree"), and VS&A Communications Partners II, L.P. ("VSA") entered into a letter agreement regarding Fir Tree's participation in VSA's proposed acquisition of a controlling interest in the Issuer (the "Letter Agreement"), a copy of which is attached hereto as Exhibit C and incorporated by reference herein. Pursuant to the Letter Agreement, the parties contemplated that VSA will effect the acquisition of the Issuer (i) in a three-step transaction (the "Transaction") accounted for as a recapitalization of the Issuer involving
(A) a tender offer by the Issuer for all outstanding shares of Common Stock (the "Issuer Tender Offer") followed by (B) an investment by VSA in newly-issued shares of Common Stock and (C) a merger (that will not result in goodwill to the Issuer) or a reverse split of Common Stock designed to cash out all remaining stockholders of the Issuer other than VSA and Fir Tree or
(ii) pursuant to an alternative structure mutually acceptable to VSA and Fir Tree. Fir Tree will participate in the Transaction through the retention of 487,506 shares of Common Stock currently held by it and will
not participate in the Issuer Tender Offer.   Simultaneous with the
consummation of the Issuer Tender Offer, Fir Tree, VSA and the Issuer will enter into the VSA Stockholders Agreement (as defined in Item 6 herein) which sets forth the respective rights of the parties subsequent to the consummation of the Transaction. In connection with the Transaction, it is anticipated that one or more limited liability companies (collectively, "Newco") will be formed to acquire certain business units of the Issuer in exchange for a preferred membership interest in Newco to be issued to the Issuer. Newco will be owned by VSA and Fir Tree in the same proportion as each such stockholder owns Common Stock following the transaction. Fir Tree's obligation to participate in the Transaction is subject to the satisfaction of the following conditions: (i) VSA and its affiliates and limited partners shall have invested not less than $35 million in Common Stock at a per share price equal to the Issuer Tender Offer price; (ii) the Issuer shall have accepted for payment pursuant to the Issuer Tender Offer a number of shares of Common Stock such that VSA and Fir Tree would have the power to approve the merger or reverse split without the concurring vote of any other stockholder of the Issuer; and (iii) the Issuer shall have obtained all necessary debt financing to consummate the Issuer Tender Offer and the merger or reverse split. In addition, VSA has agreed that it will use its reasonable best efforts to secure financing for the Transaction that will permit the Issuer to dispose of individual subsidiaries or other business units for cash or non-cash consideration and to utilize the proceeds of such dispositions to reduce indebtedness without penalty. Fir Tree's obligations under the Letter Agreement shall terminate at the election of Fir Tree in the event that VSA fails to enter into a definitive agreement with the Issuer with respect to the Transaction that is acceptable to Fir Tree prior to August 31, 1997. In the event that an acceptable definitive agreement is executed, Fir Tree has agreed to work exclusively with VSA with respect to an acquisition of the Issuer for a period of 120 days, provided that Fir Tree's obligation shall terminate simultaneously with any termination of such definitive agreement.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          On July 1, 1997, the Issuer and Jeffrey Tannenbaum, Fir Tree Partners and an affiliate of Fir Tree Partners entered into the Purchase Agreement pursuant to which the Issuer indicated its intent to consummate the Proposed Tender Offer. As part of the financing of such tender offer, entities for which Mr. Tannenbaum, Fir Tree Partners or an affiliate of Fir Tree Partners acts as general partner or investment advisor agreed to acquire $5,500,000 of 9% Convertible Preferred Stock of the Issuer pursuant to the terms of the Purchase Agreement. Pursuant to the Termination Agreement, the Purchase Agreement was terminated by the parties thereto.
On August 12, 1997, Fir Tree entered into the Letter Agreement. Pursuant to the Letter Agreement, the parties contemplated that VSA will effect the acquisition of the Issuer (i) in a three-step transaction accounted for as a recapitalization of the Issuer involving (A) the Issuer Tender Offer followed by (B) an investment by VSA in newly-issued shares of Common Stock and (C) a merger (that will not result in goodwill to the Issuer) or a reverse split of Common Stock designed to cash out all remaining stockholders of the Issuer other than VSA and Fir Tree or (ii) pursuant to an alternative structure mutually acceptable to VSA and Fir Tree. Fir Tree will participate in the Transaction through the retention of 487,506 shares of Common Stock currently held by it and will not participate in the Issuer
Tender Offer.   Simultaneous with the consummation of the Issuer Tender
Offer, Fir Tree, VSA and the Issuer will enter into the VSA Stockholders Agreement. In connection with the Transaction, it is anticipated that one or more limited liability companies will be formed to acquire certain business units of the Issuer in exchange for a preferred membership interest in Newco to be issued to the Issuer. Newco will be owned by VSA and Fir Tree in the same proportion as each such stockholder owns Common Stock following the transaction. Fir Tree's obligation to participate in the Transaction is subject to the satisfaction of the following conditions:
(i) VSA and its affiliates and limited partners shall have invested not less than $35 million in Common Stock at a per share price equal to the Issuer Tender Offer price; (ii) the Issuer shall have accepted for payment pursuant to the Issuer Tender Offer a number of shares of Common Stock such that VSA and Fir Tree would have the power to approve the merger or reverse split without the concurring vote of any other stockholder of the Issuer; and (iii) the Issuer shall have obtained all necessary debt financing to consummate the Issuer Tender Offer and the merger or reverse split. In addition, VSA has agreed that it will use its reasonable best efforts to secure financing for the Transaction that will permit the Issuer to dispose of individual subsidiaries or other business units for cash or non-cash consideration and to utilize the proceeds of such dispositions to reduce indebtedness without penalty. Fir Tree's obligations under the Letter Agreement shall terminate at the election of Fir Tree in the event that VSA fails to enter into a definitive agreement with the Issuer with respect to the Transaction that is acceptable to Fir Tree prior to August 31, 1997.
In the event that an acceptable definitive agreement is executed, Fir Tree has agreed to work exclusively with VSA with respect to an acquisition of the Issuer for a period of 120 days, provided that Fir Tree's obligation shall terminate simultaneously with any termination of such definitive agreement.


          In connection with the execution of the Purchase Agreement and the consummation of the Proposed Tender Offer, the Issuer, certain members of its board of directors, certain of its officers and related persons and certain affiliates of Fir Tree Partners entered into that certain Stockholders Agreement dated July 1, 1997 (the "Stockholders Agreement"). Pursuant to the terms of the Termination Agreement, the Stockholders Agreement was also terminated by the parties thereto. In connection with the execution of the Letter Agreement, the Issuer and VSA and Fir Tree (collectively, the "Stockholders") entered into that certain Stockholders Agreement dated August 13, 1997 (the "VSA Stockholders Agreement"), a copy of which is attached hereto as Exhibit D and incorporated by reference herein, pursuant to which the Stockholders have agreed, among other things, that subsequent to the consummation of the transactions set forth in the Letter Agreement, (i) Fir Tree would be granted a tag along right with respect to the transfer of any shares of Common Stock held by VSA and its affiliates, (ii) the Stockholders would be granted certain drag along rights related to the sale of 100% of the outstanding Common Stock or the sale of all or substantially all of the Issuer's assets and (iii) the Issuer would grant preemptive rights to each of the Stockholders with respect to certain issuances of Common Stock. In addition, pursuant to the VSA Stockholders Agreement, each Stockholder agreed (i) to vote all of its shares of Common Stock, and the Issuer would take all required action, so that (A) designees of VSA will be elected to the board of directors of the Issuer (the "Board") and will constitute a simple majority of the Board and
(B) designees of Fir Tree ("Fir Tree Directors") will be elected to the Board such that Fir Tree's representation on the Board shall be in proportion to its percentage interest in the Common Stock, and (ii) that the majority approval of the Fir Tree Directors would be required to undertake certain actions. Pursuant to the VSA Stockholders Agreement, at any time on or after the fifth anniversary of the date of such agreement, Fir Tree has the right to require that the Issuer proceed with (i) a sale of a majority of the outstanding Common Stock, (ii) a merger or consolidation, or (iii) the sale of all or substantially all of the assets of the Issuer, all in compliance with the terms of the attached VSA Stockholders Agreement. The effectiveness of the Stockholders Agreement is conditioned on, among other things, the consummation of the Issuer Tender Offer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Amended Schedule 13D is hereby amended by adding the following:

          Exhibit C  - Letter Agreement, dated August 12,
                       1997, between Fir Tree Partners and VSA.

          Exhibit D  - Stockholders Agreement, dated as of
                       August 13, 1997, among the Issuer, VSA and certain affiliates of Fir Tree Partners.


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By: /s/ JEFFREY TANNENBAUM
                                 ---------------------------------
                                   JEFFREY TANNENBAUM, President



                              /s/ Jeffrey Tannenbaum
                              -------------------------------------
                              Jeffrey Tannenbaum